Sub-item 77c

A Special Meeting of Shareholders of the Gradison U.S. Government
Reserves Fund was held on March 5, 1999. At the meeting, shareholders voted on the following matters with the following results as indicated below:

Proposal 1

To approve an Agreement and Plan of Reorganization and Termination pursuant to which the Gradison U.S. Government Reserves Fund will transfer all of its assets and liabilities solely in exchange
(the "Exchange")for Class G Shares of the Victory Gradison Government Reserves Fund. The Gradison U.S. Government Reserves Fund will distribute Class G shares of the Victory Gradison Government Reserves Fund received in the Exchange to its shareholders in an amount equal in net asset value to the shares of the Gradison U.S. Government Reserves Fund held by such shareholders as of the date of the Exchange, after which the Gradison U.S. Government Reserves Fund will be terminated.

Gradison U.S. Government Reserves Fund

For -  1,103,846,562
Against - 32,553,832
Abstain - 63,522,119

Proposal 2

To approve a new Investment Advisory Agreement between each Gradison Trust, on behalf of the Fund, and McDonald
Investments, Inc. because the merger of McDonald's corporate parent with KeyCorp caused the previous agreement to terminate.



Gradison U.S. Government Reserves Fund
For - 1,107,712,491
Against - 29,425,603
Abstain - 62,784,420